Exhibit 4.0

JOINT PRESS RELEASE

BANCA INTESA AND SANPAOLO IMI GET THE GREEN LIGHT FROM THE ANTITRUST AUTHORITY FOR THE MERGER

Milano, Torino, 20th December 2006 - Banca Intesa and Sanpaolo IMI favourably acknowledge today’s decision of the Italian Competition Authority that has authorised the merger by incorporation of Sanpaolo IMI with and into Banca Intesa.

This decision, taken upon completion of the inquiry - set in motion by the Authority on 19th October 2006 - which has been carried out rapidly and with the utmost transparency and collaboration, enables the merger to be completed within the current year, as expected.

With today’s decision the Authority deemed that the commitments taken by the surviving company are suitable to overcome any competition issues relating to the merger so that the transaction does not lead to the establishment or strengthening of any dominant positions.

Actions to be taken to carry out these commitments will be duly disclosed to the market.

The Banca Intesa securities referred to herein that will be issued in connection with the merger described herein have not been, and are not intended to be, registered under the U.S. Securities Act of 1933 (the “Securities Act”) and may not be offered or sold, directly or indirectly, into the United States except pursuant to an applicable exemption. The Banca Intesa securities will be made available within the United States in connection with the merger pursuant to an exemption from the registration requirements of the Securities Act.

The merger described herein relates to the securities of two foreign (non-U.S.) companies and is subject to disclosure requirements of a foreign country that are different from those of the United States.  Financial statements included in the document, if any, have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under U.S. federal securities laws, since Banca Intesa and Sanpaolo IMI are located in Italy, and some or all of their officers and directors may be residents of Italy or other foreign countries. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court’s judgment.

You should be aware that Banca Intesa may purchase securities of Sanpaolo IMI otherwise than in the merger, such as in open market or privately negotiated purchases.

You should be aware that Sanpaolo IMI may purchase securities of Banca Intesa otherwise than in the merger, such as in open market or privately negotiated purchases.

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